UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 5)
RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
McRAE INDUSTRIES, INC.

(Name of Issuer)
McRAE INDUSTRIES, INC.
D. GARY McRAE
JAMES W. McRAE

(Name of Person(s) Filing Statement)
CLASS A COMMON STOCK, $1.00 PAR VALUE
CLASS B COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)
582757209
582757308

(Respective CUSIP Numbers of Classes of Securities)
Marvin G. Kiser, Sr.
Vice President of Finance
400 North Main Street
Mount Gilead, North Carolina 27306
910-439-6147

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)
COPIES TO:
Mark R. Busch, Esq.
Kennedy Covington Lobdell & Hickman, L.L.P.
214 N. Tryon St., Suite 4700
Charlotte, North Carolina 28202
(704) 331-7400
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14(C) or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies ☐.

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒.
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,700,000	$194.74
* The filing fee was determined based on the product of: (a) the 192,000 shares of common stock acquired from stockholders in the transaction to which this Schedule 13E-3 relates; and (b) the consideration of $14.25 per share of common stock (the “aggregate value”). The amount required to be paid with the filing of this Schedule 13E-3 equals .000107 times the aggregate value, less the amount previously paid.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$94.16
Form or Registration No.:	Schedule 14A — Definitive Proxy Statement
Filing Party:	McRae Industries, Inc.
Date Filed:	June 10, 2005

INTRODUCTION
     This Amendment No. 5 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) is being filed by McRae Industries, Inc., a Delaware corporation (the “Company”), D. Gary McRae and James W. McRae pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and Rule 13e-3 promulgated thereunder. This Final Amendment amends the Schedule 13E-3 filed by such parties with the Securities and Exchange Commission on June 10, 2005, as amended on July 22, 2005, August 19, 2005, September 29, 2005 and October 13, 2005. All information below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as previously amended. This Final Amendment is filed pursuant to
Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the consummation of the transaction on December 1, 2005.
Item 4. Terms of the Transaction.
     Item 4 is hereby amended and supplemented by adding the following:
     On December 1, 2005, the transaction became effective by the filing with the Secretary of State of Delaware of certificates of amendment to the Company’s certificate of incorporation which effected a 1-for-200 reverse stock split, followed immediately by a 200-for-1 forward stock split, of the outstanding shares of both classes of its common stock (Class A and Class B). As a result of the transaction, stockholders holding fewer than 200 shares of the Company’s common stock (Class A or Class B) immediately before the transaction had such shares cancelled and converted into the right to receive from the Company a cash payment of $14.25 for each such share owned before the reverse stock split.
Item 10. Source and Amounts of Funds or Other Consideration.
     Item 10 is hereby amended and supplemented as follows by adding the following:
     As discussed in the proxy statement for the Special Meeting of Stockholders held to consider the transaction, in preparation for the anticipated implementation of the transaction the Company established a process through the Depository Trust Company whereby beneficial owners who held fewer than 200 shares of a particular class of common stock in “street name” were able to submit their shares so that they could be cashed out in the transaction. Through this process a significantly greater number of shares were submitted than was anticipated. As a result, the actual number of shares cashed out in the transaction increased from the estimated amount of 56,140 to approximately 192,000 and the cost to purchase these shares, after estimated transaction expense of $190,000, increased from $800,000 to approximately $2.7 million.
Item 15. Additional Information.
     Item 15 is amended and supplemented by adding the following:
     The transaction was approved by the Company’s stockholders at a Special Meeting of Stockholders held on November 17, 2005.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2005
McRAE INDUSTRIES, INC.

/s/ D. Gary McRae

D. Gary McRae Chairman of the Board and President

/s/ D. Gary McRae

D. GARY McRAE

/s/ James W. McRae

JAMES W. McRAE

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